CUSIP No. 84920Y106

EXHIBIT 1

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the

Parent Holding Company or Control Person

7,730,179 shares of the Issuer’s Common Stock are held of record by New SEP, and 7,569,132 shares of the Issuer’s Common Stock are held of record by SEP.

SEP GP is the general partner of both New SEP and SEP and therefore is a control person of both New SEP and SEP and may be deemed the beneficial owner of the shares of Common Stock held by each of New SEP and SEP. SEP III is the sole member of SEP GP and therefore a control person of SEP GP and may be deemed the beneficial owner of the shares beneficially owned by SEP GP. SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by the SEP Funds and is therefore a control person of the SEP Funds and may be deemed the beneficial owner of the shares owned by the SEP Funds.